Exhibit 99.2

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

May 1, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of Aurora Cannabis Inc.

We have read the Notice of Aurora Cannabis Inc. dated May 1, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP
Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Document classification: Confidential.